EVERTEC, INC.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

November 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report under

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that EVERTEC, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on November 7, 2013. This disclosure can be found on page 35 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Very truly yours,

EVERTEC, Inc.

By:	/s/ Juan J. Román
Name:	Juan J. Román
Title:	CFO